                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                   ----------------------------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   INFORMATION TO BE INCLUDED IN STATEMENTS
            FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 1)/1/


                           THE BON-TON STORES, INC.
       -----------------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
           --------------------------------------------------------
                        (Title of Class of Securities)


                                  09776J 10 1
         _____________________________________________________________
                                (CUSIP Number)

      Henry F. Miller, Esquire, Wolf, Block, Schorr and Solis-Cohen LLP,
           1650 Arch Street, Philadelphia, PA  19103, (215) 977-2182
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 26, 1999
         -------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 7 Pages)
----------------------
     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 09776J 10 1                                    Page 2 of 7 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      M. THOMAS GRUMBACHER
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,045,383
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          185,773
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,045,383

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          185,773
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,731,156

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        30.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 09776J 10 1                                    Page 3 of 7 Pages
-----------------------                                  ---------------------

                  Amendment No. 1 to Statement on Schedule 13D

     This Amendment No. 1 amends and restates the Schedule 13D with respect to the common stock of The Bon-Ton Stores, Inc. beneficially owned by M. Thomas Grumbacher, filed on October 18, 1999.


Item 1.    Security and Issuer

     This statement relates to the common stock, $.01 par value (the "Common Stock"), of The Bon-Ton Stores, Inc. (the "Company"), a Pennsylvania corporation with principal executive offices at 2801 E. Market Street, York, Pennsylvania 17402. The Company has one other series of common stock: Class A common stock, $.01 par value (the "Class A Stock"). Each share of Class A Stock is convertible, at the option of its holder, into one share of Common Stock.

Item 2.    Identity and Background

     (a) Name of person filing: M. Thomas Grumbacher

     (b) Business address: 2801 E. Market Street, York, Pennsylvania 17402

     (c) M. Thomas Grumbacher's present principal occupation is Chairman of the Board of the Company.

     (d) M. Thomas Grumbacher has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

     (e) M. Thomas Grumbacher has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: U.S.A.

Item 3.    Source and Amount of Funds or Other Consideration

     Mr. Grumbacher used his personal funds to purchase 330,000 shares of Common Stock during the period from October 21, 1999 through and including October 26, 1999. The purchase price per share for such shares ranged from $3.9375 to $4.6250.

-----------------------                                  ---------------------
  CUSIP NO. 09776J 10 1                                    Page 4 of 7 Pages
-----------------------                                  ---------------------

Item 4.    Purpose of Transaction

     The purpose of Mr. Grumbacher's acquisition of shares of Common Stock during the period from October 21, 1999 through and including October 26, 1999 is for investment.

     Mr. Grumbacher intends from time to time to review his ownership position in the Company and may, based on such factors as he deems relevant, seek to acquire additional shares of Common Stock, dispose of shares of Common Stock, or take any of the actions set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

          (a) Mr. Grumbacher is the beneficial owner of an aggregate of 4,731,156 shares of Common Stock, which comprises 30.9% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1). Specifically, Mr. Grumbacher beneficially owns, and is the record holder of, 1,293,997 shares of Common Stock and 2,406,253 shares of Class A Stock. Each share of Class A Stock owned by Mr. Grumbacher is convertible, at his option, into one share of Common Stock. Mr. Grumbacher also beneficially owns 500,000 shares of Common Stock (the "GRAT Shares") held in a Grantor Retained Annuity Trust (the "GRAT") as a result of his right to purchase any or all of the GRAT Shares, at any time and from time to time, at their then fair market value; the GRAT is the record holder of such shares. Mr. Grumbacher also beneficially owns 322,233 shares of Common Stock held in self-directed brokerage accounts, for his benefit, under the 401(k) Plan; the 401(k) Plan is the record holder of such shares. Mr. Grumbacher also beneficially owns 22,900 shares of Common Stock as a result of his ownership of options to purchase 22,900 shares of Common Stock, which options are presently exercisable. Mr. Grumbacher also beneficially owns 185,773 shares of Common Stock in his capacity as one of three directors of a charitable foundation (the "Foundation") which owns 185,773 shares of Common Stock. The other directors of the Foundation are Mr. Grumbacher's spouse, Nancy
T. Grumbacher ("Nancy Grumbacher") and David J. Kaufman ("Kaufman").

          Nancy Grumbacher is a trustee of three trusts, each created under an Indenture of Trust of M. Thomas Grumbacher dated March 9, 1989 (the "1989 Trusts"), and three trusts each created under an Indenture of Trust of M. Thomas Grumbacher dated June 21, 1993 (the "1993 Trusts"). Each of the 1989 Trusts and the 1993 Trusts is created for the benefit of one of Mr. Grumbacher's three adult children. The 1989 Trusts own 321,504 shares of Common Stock and 545,237 shares of Class A Stock, and the 1993 Trusts own 24,950 shares of Common Stock. As a result of the capacity of Nancy Grumbacher as a trustee of the 1989 Trusts and the 1993 Trusts, M. Thomas Grumbacher may be deemed to be a beneficial owner of the shares of Common Stock and Class A Stock owned by such trusts. Mr. Grumbacher hereby disclaims beneficial ownership of the shares of Common Stock and Class A Stock owned by the Trusts.

          (b) Mr. Grumbacher has sole voting and dispositive power with respect to 1,639,130 shares of Common Stock and 2,406,253 shares of Class A Stock, and shared voting

-----------------------                                  ---------------------
  CUSIP NO. 09776J 10 1                                    Page 5 of 7 Pages
-----------------------                                  ---------------------

and dispositive power, with Nancy Grumbacher and Mr. Kaufman, with respect to 185,773 shares of Common Stock.

          Mr. Grumbacher does not have sole or shared voting or dispositive power with respect to the GRAT Shares. The exclusive power with respect to the voting and disposition of the GRAT Shares is shared by the trustees of the GRAT, Henry F. Miller and David R. Glyn.

          The address of Nancy Grumbacher is 460 Country Club Road, York, Pennsylvania 17403. Ms. Grumbacher is presently not employed. Ms. Grumbacher has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Grumbacher is a citizen of the United States.

          The business address of Mr. Kaufman is Wolf, Block, Schorr and Solis-Cohen LLP, 1650 Arch Street, 22nd Floor, Philadelphia, Pennsylvania 19103. Mr. Kaufman's present principal occupation is counsel to Wolf, Block, Schorr and Solis-Cohen LLP. Mr. Kaufman has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Kaufman is a citizen of the United States.

          (c) On October 14, 1999, Mr. Grumbacher contributed 500,000 shares of Common Stock to the GRAT. On each of the first five anniversaries of the creation of the GRAT, the GRAT shall repay to Mr. Grumbacher an annuity amount equal to approximately 25% of the initial fair market value of the GRAT Shares, which repayments may be made in the form of shares of Common Stock valued as of such repayment date; provided, however, that Mr. Grumbacher is entitled to purchase any or all of the GRAT Shares, at any time and from time to time, at their then fair market value. At the earlier of (1) the expiration of five years, or (2) Mr. Grumbacher's death, any assets remaining in the GRAT shall be held in a separate trust for the benefit of Nancy Grumbacher and Mr. Grumbacher's children. The trustees of the GRAT are Henry F. Miller and David R. Glyn. Mr. Grumbacher continues to beneficially own the GRAT Shares as a result of his right to purchase the GRAT Shares at any time.

          During the period from October 21, 1999 through and including October 26, 1999, Mr. Grumbacher purchased, in open market transactions, 330,000 shares of the Common Stock. The purchase price per share for such shares of Common Stock ranged from $3.9375 to $4.6250.

          (d) The 1989 Trusts have the right to receive dividends from, and the proceeds from the sale of, 321,504 shares of the Common Stock and 545,237 shares of the Class A Stock, and the 1993 Trusts have the right to receive dividends from, and the proceeds from the sale of,

-----------------------                                  ---------------------
  CUSIP NO. 09776J 10 1                                    Page 6 of 7 Pages
-----------------------                                  ---------------------

24,950 shares of Common Stock. The trustees of such trusts have the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares; Nancy Grumbacher, David R. Glyn and Henry F. Miller are the trustees of the 1989 Trusts and Nancy Grumbacher and Henry F. Miller are the trustees of the 1993 Trusts.

          The Foundation has the right to receive dividends from, and the proceeds from the sale of, 185,773 shares of Common Stock. The directors of the Foundation, Mr. Grumbacher, Nancy Grumbacher and Mr. Kaufman, have the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares.

          The GRAT has the right to receive dividends from, and the proceeds from the sale of, 500,000 shares of Common Stock. The trustees of the GRAT, Henry F. Miller and David R. Glyn, have the power to direct the receipt of dividends from, and the proceeds from the sale of, the GRAT Shares until such time as such shares are repaid to Mr. Grumbacher, as described above, or are otherwise no longer owned by the GRAT.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The Shareholders' Agreement (the "Class A Shareholders Agreement") by and among the Company and the holders of shares of the Class A Stock (the "Class A Shareholders") imposes restrictions on the transfer of shares of Class A Stock by the Class A Shareholders, grants Mr. Grumbacher a right of first refusal, in the event that a Class A Shareholder desires to transfer shares of Class A Stock, and a right of first purchase, in the event that a Class A Shareholder desires to transfer, during any three month period, shares of Class A Stock if such shares do not, in the aggregate, exceed one percent (1%) of the issued and outstanding shares of capital stock of the Company, allows the free transfer of shares of Class A Stock to one or more beneficiaries of the Trusts or any other trust established for the benefit of one or more of the beneficiaries of the Trusts and limits the rights of the Class A Shareholders to convert shares of Class A Stock into shares of Common Stock.

Item 7.    Materials to be Filed as Exhibits

     The Class A Shareholders' Agreement (incorporated by reference to Exhibit
10.3 to Amendment No. 2 to the Company's Registration Statement on Form S-1, File No. 33-42142).

-----------------------                                  ---------------------
  CUSIP NO. 09776J 10 1                                    Page 7 of 7 Pages
-----------------------                                  ---------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 29, 1999


                                        /s/ M. THOMAS GRUMBACHER
                               --------------------------------------
                                       Name: M. Thomas Grumbacher